Exhibit 12.1

RenaissanceRe Holdings Ltd. And Subsidiaries

Statement Regarding Ratio of Earnings to Fixed Charges and Preference Share Dividends

	Six months ended June 30,	Fiscal year ended December 31,
(in thousands, except ratios)	2017	2016	2015	2014	2013	2012
Calculation of ratio of earnings to fixed charges
Net income	$263,494	$480,581	$408,811	$510,337	$665,676	$566,014
Add back:
Income tax expense (benefit)	4,238	340	(45,866)	608	1,692	1,413
(Income) loss from discontinued operations	—	—	—	—	(2,422)	16,476
Noncontrolling interests	71,939	127,086	111,050	153,538	151,144	148,040
Fixed charges and preference share dividends	32,838	66,786	61,048	41,776	45,260	60,223
Distributed earnings from equity method investees	25,250	9,366	13,281	10,284	9,876	9,878
Less:
(Earnings) losses from equity method investees	(4,036)	(963)	(20,481)	(26,075)	(23,194)	(23,238)

Earnings available for fixed charges	$393,723	$683,196	$527,843	$690,468	$848,032	$778,806

Fixed charges
Interest expense (includes amortized amounts related to indebtedness)	$20,617	$42,144	$36,270	$17,402	$18,167	$23,336
Estimated interest within rental expense	1,030	2,261	2,397	1,993	2,145	1,992

Total fixed charges	$21,647	$44,405	$38,667	$19,395	$20,312	$25,328

Preference share dividends	11,191	22,381	22,381	22,381	24,948	34,895

Total fixed charges and preference share dividends	$32,838	$66,786	$61,048	$41,776	$45,260	$60,223

Ratio of earnings to fixed charges	18.19	15.39	13.65	35.60	41.75	30.75
Ratio of earnings to combined fixed charges	11.99	10.23	8.65	16.53	18.74	12.93